Alcon Reports First Quarter 2023 Results

•First quarter 2023 sales of $2.3 billion, up 7%, or 11% constant currency(1) (cc)
•First quarter 2023 diluted EPS of $0.35, up 3%, or up 26% cc;
core diluted EPS(2) of $0.70 up 3%, or 14% cc
•Dividend of CHF 0.21 per share approved by shareholders at the Annual General Meeting on May 5, 2023
•Raised full year 2023 cc sales and core diluted EPS growth outlook

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, May 9, 2023 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three months ended March 31, 2023. For the first quarter of 2023, sales were $2.3 billion, an increase of 7% on a reported basis and 11% on a constant currency basis(1), as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.35 and core diluted earnings per share(2) of $0.70 in the first quarter of 2023.
David J. Endicott, Alcon's Chief Executive Officer, said, "Thanks to the hard work and dedication of our more than 25,000 associates, 2023 is off to a strong start. These outstanding results are a testament to the durability of the eye care markets, competitive strength of our business and expertise of our team."
Mr. Endicott continued, “As we look to the remainder of the year, we will continue to focus our efforts on value creation through accelerating innovation and driving above-market sales growth."
First quarter 2023 key figures

	Three months ended March 31
	2023	2022
Net sales ($ millions)	2,333	2,175
Operating margin (%)	11.5%	11.3%
Core operating margin (%)(2)	20.6%	20.6%
Diluted earnings per share ($)	0.35	0.34
Core diluted earnings per share ($)(2)	0.70	0.68
(1)Constant currency is a non-IFRS measure. Refer to the 'Footnotes' section for additional information.
(2)Core results, such as core operating margin and core diluted EPS, are non-IFRS measures. Refer to the 'Footnotes' section for additional information.

First quarter 2023 results
Sales for the first quarter of 2023 were $2.3 billion, an increase of 7% on a reported basis and 11% on a constant currency basis, compared to the first quarter of 2022.
The following table highlights net sales by segment for the first quarter of 2023:

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1)

Surgical
Implantables	427	455	(6)	(3)
Consumables	656	601	9	13
Equipment/other	221	203	9	14
Total Surgical	1,304	1,259	4	8
Vision Care
Contact lenses	615	557	10	14
Ocular health	414	359	15	19
Total Vision Care	1,029	916	12	16
Net sales to third parties	2,333	2,175	7	11
Surgical growth driven by strong consumables and equipment sales, partially offset by PCIOLs in South Korea
For the first quarter of 2023, Surgical net sales, which include implantables, consumables and equipment/other, were $1.3 billion, an increase of 4% on a reported basis and 8% on a constant currency basis versus the first quarter of 2022.
•Implantables net sales were $427 million, a decrease of 6%. Presbyopia correcting intraocular lens (PCIOLs) sales in South Korea decreased approximately $47 million due to an insurance reimbursement change that took effect April 1, 2022. This decline was partially offset by an increase in intraocular lens sales across other geographies. There were unfavorable currency impacts of 3%. Implantables net sales decreased 3% constant currency.
•Consumables net sales were $656 million, an increase of 9%, reflecting favorable market conditions across geographies and price increases, partially offset by unfavorable currency impacts of 4%. Consumables net sales increased 13% constant currency.
•Equipment/other net sales were $221 million, an increase of 9%, reflecting continued strong demand in international markets for cataract and vitreoretinal equipment, partially offset by unfavorable currency impacts of 5%. Equipment/other net sales increased 14% constant currency.
Double-digit Vision Care growth reflects strength in contact lenses and eye drops, including acquired products
For the first quarter of 2023, Vision Care net sales, which include contact lenses and ocular health, were $1.0 billion, an increase of 12% on a reported basis and 16% on a constant currency basis, versus the first quarter of 2022. Reported sales growth includes approximately 5 percentage points of contribution from products acquired in 2022.

•Contact lenses net sales of $615 million, an increase of 10%, reflected continued growth in silicone hydrogel contact lenses, including the Precision1 and Total product families, and price increases. Growth was partially offset by unfavorable currency impacts of 4%. Contact lenses net sales increased 14% constant currency.
•Ocular health net sales were $414 million, an increase of 15%, primarily driven by the portfolio of eye drops, including acquired ophthalmic pharmaceutical products, and price increases. This growth was partially offset by unfavorable currency impacts of 4%. Ocular health net sales increased 19% in constant currencies.
Operating income
First quarter 2023 operating income was $268 million and operating margin was 11.5%. Operating margin increased 0.2 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. This was partially offset by unfavorable product mix from lower PCIOL sales in South Korea, higher amortization for intangible assets due to recent acquisitions, higher research and development (R&D) investment following the acquisition of Aerie and a negative 1.5 percentage point impact from currency. Operating margin increased 1.7 percentage points on a constant currency basis.
Adjustments to arrive at core operating income(2) in the current year period were $212 million, mainly due to $173 million of amortization. Excluding these and other adjustments, first quarter of 2023 core operating income was $480 million.
First quarter 2023 core operating margin of 20.6% was in-line with the prior year period, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. This was offset by unfavorable product mix from lower PCIOL sales in South Korea, higher R&D investment following the acquisition of Aerie and a negative 1.3 percentage point impact from currency. Core operating margin increased 1.3 percentage points on a constant currency basis.
Diluted earnings per share (EPS)
First quarter 2023 earnings per share of $0.35 increased 3%, or 26% on a constant currency basis. Core diluted earnings per share of $0.70 increased 3%, or 14% on a constant currency basis.
Dividend
On May 5, 2023, at the Company's Annual General Meeting, the shareholders approved a dividend of CHF 0.21 per share, which will be paid on or around May 12, 2023. The total dividend payments will amount to a maximum of $118 million, using the CHF/USD exchange rate as of May 5, 2023.
Balance sheet and cash flow highlights
The Company ended the first quarter with a cash position of $889 million. Cash flows from operations for the first quarter of 2023 totaled $85 million, compared to $66 million in the prior year. The current year includes increased collections associated with higher sales, partially offset by the negative impact of foreign currency rates on operating results, increased cash outflows from higher transformation payments, other operating expenditures, including increased R&D, and increased taxes paid due to the timing of tax payments. Both periods were impacted by semi-annual interest payments and changes in net working capital.
Free cash flow(3) was an outflow of $19 million in the first quarter of 2023, compared to an outflow of $52 million in the previous year. The change in free cash flow was primarily driven by increased cash flows from operations and decreased purchases of property, plant and equipment. Free cash flow was an outflow for both periods due to the timing of annual associate short-term incentive payments.
(3)Free cash flow is a non-IFRS measure. Refer to the 'Footnotes' section for additional information.

2023 outlook
The Company updated its 2023 outlook as per the table below.

2023 outlook(4)	as of February	as of May	Commentary
Net sales (USD)	$9.2 to $9.4 billion	$9.2 to $9.4 billion	Maintain
Change vs. prior year (cc)(1)	+6% to +8%	+7% to +9%	Increase
Core operating margin(2)	19.5% to 20.5%	19.5% to 20.5%	Maintain
Interest expense and Other financial income & expense	$260 to $280 million	$245 to $255 million	Decrease
Core effective tax rate(5)	17% to 19%	17% to 19%	Maintain
Core diluted EPS(2)	$2.55 to $2.65	$2.55 to $2.65	Trending toward high end of range
Change vs. prior year (cc)(1)	+16% to +20%	+20% to +24%	Increase
This outlook assumes the following:
•Markets grow at or slightly below historical averages in the second half of the year;
•Exchange rates as of mid-April prevail through year-end;
•Inflation and supply chain challenges continue through 2023;
•Approximately 497 million weighted-averaged diluted shares.

(4)The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable effort, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the 'Footnotes' section for additional information.
(5)Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. Refer to the 'Footnotes' section for additional information.

Webcast and Conference Call Instructions
The Company will host a conference call on May 10, 2023 at 2:00 p.m. Central European Time / 8:00 a.m. Eastern Time to discuss its first quarter 2023 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.
The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2023/Alcons-First-Quarter-2023-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-4)
(1)Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
(2)Core results, such as core operating margin and core EPS, are non-IFRS measures. For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(3)Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(4)The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the section 'Non-IFRS measures as defined by the Company' for more information.
(5)Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our transformation program, market growth assumptions, our sustainability and diversity plans, targets, goals and expectations, and generally, our expectations concerning our future performance.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as:
•cybersecurity breaches or other disruptions of our information technology systems;
•compliance with data privacy, identity protection and information security laws;
•our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that we have entered into a three-year Deferred Prosecution Agreement with the US Department of Justice;
•the impact of a disruption in our global supply chain or important facilities;
•supply constraints and increases in the cost of energy;
•our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers;
•our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests;
•our success in completing and integrating strategic acquisitions;
•the success of our research and development efforts, including our ability to innovate to compete effectively;
•global and regional economic, financial, legal, tax, political and social change;
•our ability to comply with all laws to which we may be subject;
•pricing pressure from changes in third party payor coverage and reimbursement methodologies;
•our ability to properly educate and train healthcare providers on our products;
•our reliance on outsourcing key business functions;
•our ability to attract and retain qualified personnel;
•the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices;
•the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing;
•our ability to protect our intellectual property;
•our ability to service our debt obligations;
•the need for additional financing through the issuance of debt or equity;
•the effects of litigation, including product liability lawsuits and governmental investigations;
•effect of product recalls or voluntary market withdrawals;
•the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets;
•legislative, tax and regulatory reform;
•the impact of being listed on two stock exchanges;
•the ability to declare and pay dividends;
•the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; and
•the effect of maintaining or losing our foreign private issuer status under U.S. securities laws.

Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize,

or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended March 31
($ millions unless indicated otherwise)	2023		2022

United States	1,078	46%	939	43%
International	1,255	54%	1,236	57%
Net sales to third parties	2,333	100%	2,175	100%

Consolidated Income Statement (unaudited)

	Three months ended March 31
($ millions except earnings per share)	2023	2022
Net sales to third parties	2,333	2,175
Other revenues	19	14
Net sales and other revenues	2,352	2,189
Cost of net sales	(1,030)	(967)
Cost of other revenues	(17)	(14)
Gross profit	1,305	1,208
Selling, general & administration	(785)	(741)
Research & development	(202)	(166)
Other income	5	9
Other expense	(55)	(64)
Operating income	268	246
Interest expense	(47)	(29)
Other financial income & expense	(8)	(17)
Income before taxes	213	200
Taxes	(39)	(32)
Net income	174	168

Earnings per share ($)
Basic	0.35	0.34
Diluted	0.35	0.34

Weighted average number of shares outstanding (millions)
Basic	492.4	490.9
Diluted	495.5	494.0

Balance sheet highlights

($ millions)	March 31, 2023	December 31, 2022
Cash and cash equivalents	889	980
Current financial debts	102	107
Non-current financial debts	4,584	4,541

Free cash flow
The following is a summary of free cash flow for the three months ended March 31, 2023 and 2022, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Three months ended March 31
($ millions)	2023	2022
Net cash flows from operating activities	85	66
Purchase of property, plant & equipment	(104)	(118)
Free cash flow	(19)	(52)

Net (debt)/liquidity

($ millions)	At March 31, 2023
Current financial debt	(102)
Non-current financial debt	(4,584)
Total financial debt	(4,686)

Less liquidity:
Cash and cash equivalents	889
Derivative financial instruments	5
Total liquidity	894
Net (debt)	(3,792)

Reconciliation of IFRS results to core results
Three months ended March 31, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(2)	Other items(4)	Core results
Gross profit	1,305	169	—	4	1,478
Operating income	268	173	26	13	480
Income before taxes	213	173	26	13	425
Taxes(5)	(39)	(31)	(5)	(3)	(78)
Net income	174	142	21	10	347
Basic earnings per share ($)	0.35				0.70
Diluted earnings per share ($)	0.35				0.70
Basic - weighted average shares outstanding (millions)(6)	492.4				492.4
Diluted - weighted average shares outstanding (millions)(6)	495.5				495.5

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Three months ended March 31, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(2)	Legal items(3)	Other items(4)	Core results
Gross profit	1,208	140	—	—	9	1,357
Operating income	246	146	15	20	21	448
Income before taxes	200	146	15	20	21	402
Taxes(5)	(32)	(25)	(2)	(5)	—	(64)
Net income	168	121	13	15	21	338
Basic earnings per share ($)	0.34					0.69
Diluted earnings per share ($)	0.34					0.68
Basic - weighted average shares outstanding (millions)(6)	490.9					490.9
Diluted - weighted average shares outstanding (millions)(6)	494.0					494.0

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(3)Includes a provision for a legal settlement.
(4)For the three months ended March 31, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes integration related expenses for a recent acquisition and fair value adjustments of financial assets.
For the three months ended March 31, 2022, Gross profit includes charges related to the conflict in Ukraine and amortization of inventory fair value adjustments related to an acquisition. Operating income also includes charges related to the conflict in Ukraine, integration related expenses and fair value adjustments of financial assets.
(5)For the three months ended March 31, 2023, tax associated with operating income core adjustments of $212 million totaled $39 million with an average tax rate of 18.4%.
For the three months ended March 31, 2022, total tax adjustments of $32 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $202 million totaled $35 million with an average tax rate of 17.3%.
(6)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

Connect with us on

Investor Relations
Daniel Cravens
Allen Trang
+ 41 589 112 110 (Geneva)
+ 1 817 615 2789 (Fort Worth)
investor.relations@alcon.com

Media Relations
Steven Smith
+ 41 589 112 111 (Geneva)
+ 1 817 551 8057 (Fort Worth)
globalmedia.relations@alcon.com